Exhibit 12.1

ENSTAR GROUP LIMITED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated.

	Years Ended December 31,
	Pro Forma 2016(1)	2016	2015	2014	2013	2012
Fixed Charges
Interest expense	27,127	20,642	19,403	12,922	12,389	8,426
Assumed interest component of rent expense(2)	3,230	3,230	3,696	3,397	1,851	1,298
Total fixed charges	30,357	23,872	23,099	16,319	14,240	9,724

Earnings
Pre-tax earnings from continuing operations before noncontrolling interest and income from equity investees	285,966	292,450	210,341	227,236	255,143	235,809
Add fixed charges	30,357	23,872	23,099	16,319	14,240	9,724
Add amortization of capitalized interest	—	—	—	—	—	—
Add distributed income of equity investees	—	—	—	—	—	—
Less interest capitalized	—	—	—	—	—	—
Less preference security dividend requirements of consolidated subsidiaries (not preferred dividends of parent)	—	—	—	—	—	—
Less noncontrolling interest pre-tax earnings of subsidiaries that have not incurred fixed charges	(42,112)	(42,112)	9,918	(17,640)	(20,503)	(29,376)
Total earnings	274,210	274,210	243,358	225,915	248,880	216,157

Ratio of earnings to fixed charges(3)	9.0	11.5	10.5	13.8	17.5	22.2

(1)The pro forma ratio of earnings to fixed charges was calculated on a pro forma basis after giving effect to the issuance of our 4.500% Senior Notes due 2022 (the "Notes") and the use of proceeds therefrom to repay a portion of amounts outstanding under our revolving credit facility and our Sussex term loan facility. The Notes were offered pursuant to a shelf registration statement on Form S-3 (No. 333-198718) and the prospectus included therein filed with the United States Securities and Exchange Commission (the “Commission”) on September 12, 2014 and a prospectus supplement filed with the Commission on March 8, 2017 (the "Prospectus"). See “Use of Proceeds” in the Prospectus.

(2)33.3% represents a reasonable approximation of the interest component of rent expense.

(3)Data from certain prior years has been reclassified to reflect the results of Pavonia Holdings (US) Inc. as discontinued operations. See “Note 5 - Held-For-Sale Business” in the notes to our consolidated financial statements included within Item 8 of our Annual Report for the year ended December 31, 2016 filed on Form 10-K.